Exhibit 99.1

June 5, 2017

The Manager – Listing

BSE Limited,

The Manager – Listing

National Stock Exchange of India Ltd.

The Market Operations

New York Stock Exchange

Dear Sir/Madam

Sub: Results of Postal Ballot and e-voting

Further to our letter dated May 4, 2017 and in accordance with the Regulation 44(3) of SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report for the resolutions for increase in the Authorised Share Capital of the Company, consequential amendment to Memorandum of Association and issue of Bonus Shares, as set out in the Postal Ballot Notice dated April 25, 2017. The aforesaid resolutions have been passed through Postal Ballot and e-voting by Members by requisite majority.

Consequent to the approval, the Company’s Authorised Share Capital stands increased from Rs 610 Crores to Rs. 1,126.50 Crores. Pursuant to Regulation 30 of SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015 and clause 204.00(B) of NYSE Listed Company Manual a copy of the amended Memorandum and Articles of Association is enclosed.

Thanking You

For WIPRO LIMITED

M Sanaulla Khan
Company Secretary

ENCL: As above

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035, India.

Tel.: +91-80-2844 0011 | Fax: +91-80-2844 0054 | Website: www.wipro.com | Email: info@wipro.com | CIN No.L32102KA1945PLC020800

POSTAL BALLOT VOTING RESULTS

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations abd Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of the Postal Ballot Notice	April 25, 2017
Total number of shareholders on record date (April 28, 2017)	2,46,777
Voting - Start date End date	May 5, 2017 June 3, 2017
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	-
Public:	-
No. of Shareholders attended the meeting through Video Conferencing:	Not Applicable
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/ Special)	ORDINARY - Increase in Authorized Share Capital and consequent amendment to Memorandum of Association of the Company

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes - to the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes poll ed (7)=[(5)/(2)]*100

	E-Voting	1,78,06,00,607	1,78,06,00,607	100.00	1,78,06,00,607	0	100.00	0.00
	Poll	—	—	—	—	—	—	—
Promoter and Promoter Group	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Institutions	E-Voting	38,99,84,687	33,26,00,335	85.29	33,25,03,459	96,876	99.97	0.03
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
	E-Voting	26,16,52,110	58,23,543	2.23	58,22,582	961	99.98	0.02
	Poll	—	—	—	—	—	—	—
Public- Non Institutions	Postal Ballot (if applicable)	—	3,10,62,432	11.87	3,06,91,401	3,71,031	98.81	1.19

	Total	2,43,22,37,404	2,15,00,86,917	88.40	2,14,96,18,049	4,68,868	99.98	0.02

Resolution required: (Ordinary/ Special)	ORDINARY - Issue of Bonus Shares

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1,78,06,00,607	1,78,06,00,607	100.00	1,78,06,00,607	—	100.00	0.00
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Institutions	E-Voting	38,99,84,687	33,26,00,335	85.29	33,26,00,335	—	100.00	0.00
	Poll	—	—	—	—	—	—	—
	Postal Ballot (if applicable)	—	—	—	—	—	—	—
Public- Non Institutions	E-Voting	26,16,52,110	58,23,960	2.23	58,23,149	811	99.99	0.01
	Poll	—	—	0.00	—	—	—	—
	Postal Ballot (if applicable)	—	3,10,58,225	5.40	3,08,59,012	1,99,213	99.36	0.64

	Total	2,43,22,37,404	2,15,00,83,127	88.40	2,14,98,83,103	2,00,024	99.99	0.01

SCRUTINIZER’S REPORT

June 05, 2017

The Chairman

Wipro Limited

Regd. Office: 177/2C,

Doddakannelli,

Sarjapur Road,

Bangalore- 560035.

Sir,

1.	The Board of Directors of the company at its meeting held on April 25, 2017 appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e voting process.

2.	I submit my report as under:

The Company has completed the despatch of postal ballot forms along with postage prepaid business reply envelope on May 04, 2017 by registered post to those members who have not registered their email ids with the Company / RTA and completed the despatch of postal ballot notice by email on May 04, 2017 to those members who have registered their email ids with the Company / RTA.

The notice of postal ballot (physical) was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) on Friday, April 28, 2017.

2.1	Particulars of all the postal ballot forms received from the members and votes cast through electronic means have been entered in the register separately maintained for the purpose.

2.2	The postal ballot forms were kept under my safe custody before commencing the scrutiny of such postal ballot forms.

2.3	The votes cast through electronic means were finalized / unblocked on June 03, 2017 at 5.10 P.M. The postal ballot forms were scrutinized on June 03, 2017 at Karvy Computershare Private Limited, Hyderabad.

2.4	The postal ballot forms and votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the company / list of beneficiaries as on Friday, April 28, 2017.

2.5	All postal ballot forms and votes cast through electronic means received up to 5.00 PM on June 03, 2017 being the last time and date fixed by the company for receipt of the forms and votes cast through electronic means were considered for my scrutiny.

2.6	No envelope containing postal ballot form was received after June 03, 2017 up to the date of this report.

2.7	2,815 envelopes containing postal ballot forms were returned undelivered up to the date of this report.

2.8	I did not find any defaced or mutilated ballot paper.

3.	A summary of votes cast through postal ballot and votes cast through electronic means is given in Annexure I.

4.	I have handed over the postal ballot forms and other related papers / registers and records for safe custody to the Company Secretary.

5.	You may accordingly declare the result of the voting by Postal Ballot.

Thanking you,

For V. Sreedharan & Associates

(V Sreedharan)
Partner
FCS 2347; CP No. 833

Place	:	Bengaluru

Date	:	June 05, 2017

Annexure I

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bangalore- 560035

Summary of votes cast through postal ballot and votes cast through electronic means for the resolution mentioned in the Postal Ballot Notice dated April 25, 2017

1)	Increase in Authorised Share Capital from Rs.610,00,00,000/- to Rs.1126,50,00,000/- and Consequent amendment to Memorandum of Association of the Company

Particulars	Postal Ballot		E-Voting		Total		% of total paid- up equity capital as on cut-off date (i.e. 28/04 /2017) 243,22,37,404 Equity Shares)
	No. of members voted through Postal ballot forms	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of member voted through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of members voted through Postal ballot forms & through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)

(a) Total postal ballot forms / e votes received	2,864	5,08,24,700	1,285	212,50,92,521	4,149	217,59,17,221	89.46

(b) Less: Invalid postal ballot forms (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	171	1,97,62,268	21	60,68,036	192	2,58,30,304	1.06

(c) Net valid postal ballot forms (as per register)	*2,693	3,10,62,432	*1,264	211,90,24,485	*3,957	215,00,86,917	88.40

(d) Postal ballot forms /e votes with assent for the Resolution as a percentage of net valid shares polled	2,634	3,06,91,401	1,247	211,89,26,648	3,881	214,96,18,049	99.98

(e) Postal ballot forms/e votes with dissent for the Resolution as a percentage of net valid shares polled	60	3,71,031	22	97,837	82	4,68,868	0.02

*	The total of row (d) and (e) for the columns, No. of member voted through postal ballot forms, No. of members voted through e-voting system and Total No. of members voted through Postal ballot forms and through e-voting system are not equal to the row (c) for both said columns as few members have voted both in favour and against.

2)	Issue of Bonus Shares

Particulars	Postal Ballot		E-Voting		Total		% of total paid-up equity capital as on cut-off date (i.e. 28/04/2017) 243,22,37,404 Equity Shares)
	No. of members voted through Postal ballot forms	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of member voted through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of members voted through Postal ballot forms & through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)

(a) Total postal ballot forms / e votes received	2,864	5,08,24,700	1,285	212,50,92,521	4,149	217,59,17,221	89.46

(b) Less: Invalid postal ballot forms (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	305	1,97,66,475	15	60,67,619	320	2,58,34,094	1.06

(c) Net valid postal ballot forms (as per register)	*2,559	3,10,58,225	*1,270	211,90,24,902	*3,829	215,00,83,127	88.40

(d) Postal ballot forms /e votes with assent for the Resolution as a percentage of net valid shares polled	2,519	3,08,59,012	1,262	211,90,24,091	3,781	214,98,83,103	99.99

(e) Postal ballot forms/e votes with dissent for the Resolution as a percentage of net valid shares polled	41	1,99,213	10	811	51	2,00,024	0.01

*	The total of row (d) and (e) for the columns, No. of member voted through postal ballot forms, No. of members voted through e-voting system and Total No. of members voted through Postal ballot forms and through e-voting system are not equal to the row (c) for both said columns as few members have voted both in favour and against.

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